SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2025
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP PUBLICLY HELD COMPANY CNPJ 43.776.517/0001-80 NIRE nº 35.3000.1683-1 MATERIAL FACT Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), in compliance with Article 157, Paragraph 4 of Law No. 6,404/76, as amended, and with the Brazilian Securities and Exchange Commission (CVM) Resolution No. 44, dated August 23, 2021, as amended, informs to its shareholders and the market in general the main highlights after one year since its privatization. In this context, the Company reports the following financial and operational milestones achieved over the past 12 months (for the period ended June 30, 2025), in a preliminary and unaudited version, subject to revision until the official disclosure date scheduled for August 11, 2025 (after market close), in accordance with the Company’s corporate events calendar: R$ 35 billion in backlog across 542 contracted projects through 2029 R$ 10.6 billion in investments since privatization, of which R$ 6.5 billion were made in 1H25 (a 137% increase compared to 1H24), including R$ 3.6 billion in 2Q25 (a 26% increase compared to 1Q25) 7,500 direct jobs created in construction activities to date, with an estimated 40,000 direct and indirect jobs to be generated over the next two years, including approximately 21,000 in construction Universalization (U-Factor): o New Water Economies (“ICA”): 101,821 delivered in 2Q25 and 484,968 cumulatively in 2024 and 2025 (111% of the U-Factor target in Year 1), representing 1,320,390 people now receiving services they previously lacked o New Sewage Economies (“ICE”): 104,193 delivered in 2Q25 and 503,875 cumulatively in 2024 and 2025 (86% of the U-Factor target in Year 1), representing 1,371,599 people now receiving services they previously lacked o Units for Sewage Treatment (“IEC”): 158,342 delivered in 2Q25 and 524,448 cumulatively in 2024 and 2025 (51% of the U-Factor target in Year 1), representing 1,428,944 people now receiving services they previously lacked 874 km of new networks added since privatization, including 307 km of sewage networks and 567 km of water networks The results achieved in the 12-month period following the Company’s privatization reinforce its commitment to achieving universal access to basic sanitation by 2029, ensuring that the entire population within the URAE-1 Contract concession area has access to essential water and sewage services. The Company reaffirms its full transparency with all stakeholders, in line with its history and purpose, and will keep its shareholders and the market informed of any developments related to the subject of this material fact. São Paulo, July 22, 2025 DANIEL SZLAK Diretor Financeiro e de Relações com Investidores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 22, 2025

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.